Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction of Organization
Mercator Software Australia Pty Ltd	Australia
Mercator Software France, s.a.r.l.	France
Mercator International GmbH	Germany
Mercator Software PTE Ltd	Hong Kong
Mercator Japan K.K.	Japan
MCTR Software B.V.	Netherlands
Mercator Software PTE Ltd	Singapore
Mercator Software SL	Spain
MCTR Software AB	Sweden
Mercator Software GmbH	Switzerland
Mercator Software Limited	U.K.